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SEC Mail Processing Section

MAR 01 2010

Washington, DC 122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street, 53rd Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Black (720) 200-7780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700	Denver	Colorado	80202-3499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, Mark Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Investment Partners, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado
City and County of Denver
2/25/2010

ALLEN G. FRENCH NOTARY PUBLIC STATE OF COLORADO

Signature

Chief Financial Officer
Title

Notary Public   My Commission Expires 11/23/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OLD MUTUAL INVESTMENT PARTNERS

(SEC Identification No. 8-50875)

Financial Statements and Supplementary Information

December 31, 2009

(With Report of Independent Registered Public Accounting Firm
Thereon and Supplemental Report on Internal Control)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Old Mutual Investment Partners:

We have audited the accompanying statement of financial condition of Old Mutual Investment Partners (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
February 25, 2010

OLD MUTUAL INVESTMENT PARTNERS

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	4,484,101
Commissions receivable		33,799
Receivables from affiliates		1,435,903
Prepaid expenses		24,046
Prepaid C share commissions		186,535
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $164,485		2,307
Deferred tax asset		8,455,930
Deposits with clearing organizations and other		36,867
Total assets	$	14,659,488

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	848,635
Payable to affiliates		218,746
Accrued employee compensation and benefits		380,373
Account payable, accrued expenses, and other liabilities		658,543
Total liabilities		2,106,297
Commitments and contingencies (note 9)		
Stockholder's equity:		
Common stock, $100 par value. Authorized, 100,000 shares; issued and outstanding, 10 shares		1,000
Additional paid-in capital		69,530,578
Accumulated deficit		(56,978,387)
Total stockholder's equity		12,553,191
Total liabilities and stockholder's equity	$	14,659,488

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Year ended December 31, 2009

Revenues:		
12b-1 service and distribution fees and other income	$	4,698,244
Interest		707
Total revenues		4,698,951
Operating expenses:		
Employee compensation and benefits		6,112,936
Advertising and promotions		1,585,620
Occupancy		693,272
Registration fees		96,746
Distribution fees		4,818,850
Professional fees		507,551
Other operating expenses		1,105,272
Total operating expenses		14,920,247
Net loss before income tax benefit		(10,221,296)
Income tax benefit		(3,502,656)
Net loss	$	(6,718,640)

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2008	$	1,000	65,696,960	(50,259,747)	15,438,213
Capital contributions		—	8,511,536	—	8,511,536
Net loss		—	—	(6,718,640)	(6,718,640)
Return of capital for the portion of NOL utilized in the consolidated federal tax return of OMUSH (note 1(e))		—	(4,677,918)	—	(4,677,918)
Balance, December 31, 2009	$	1,000	69,530,578	(56,978,387)	12,553,191

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(6,718,640)
Adjustments to reconcile net loss to net cash used in operating activities:		
Income tax benefit		(3,502,656)
Depreciation and amortization		924,619
Noncash capital contribution related to forgiveness of amounts payable to OMCAP		7,011,536
Changes in operating assets and liabilities:		
Decrease in commissions receivable		167,059
Decrease in receivables from affiliates		58,318
Decrease in prepaid expenses		65,723
Decrease in prepaid C share commissions		80,769
Decrease in deposits with clearing organizations and other		100,413
Decrease in commissions payable		(114,375)
Increase in payables to affiliates		218,746
Decrease in accrued employee compensation and benefits		(458,893)
Decrease in accounts payable, accrued expenses, and other liabilities		(252,604)
Net cash used in operating activities		(2,419,985)
Cash flows from financing activities:		
Capital contributions		1,500,000
Net cash provided by financing activities		1,500,000
Net decrease in cash and cash equivalents		(919,985)
Cash and cash equivalents, beginning of year		5,404,086
Cash and cash equivalents, end of year	$	4,484,101
Supplemental disclosure of noncash financing activity:		
Return of capital for the portion of NOL utilized in the consolidated federal tax return of OMUSH	$	4,677,918

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Old Mutual Investment Partners (OMIP or the Company), is a wholly owned subsidiary of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as a principal underwriter and distributor for Old Mutual Advisor Funds, Old Mutual Advisor Funds II, and Old Mutual Advisor Funds III (collectively, the Funds) all of which are related parties of the Company. OMIP promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the Financial Industry Regulatory Authority (FINRA). The Company prepares its financial statements on an accrual basis.

In July 2004, OMCAP purchased all of the ownership interests of PBHG Fund Distributors (PBHG FD), which was a wholly owned subsidiary of OMUSH. Upon its acquisition by OMCAP, PBHG FD was merged with Old Mutual Investment Partners, Inc. with PBHG FD being the surviving entity. On the same day, PBHG FD changed its name to OMIP.

Income is derived from commissions received from the sale of shares of the Funds managed by OMCAP. Expenses include those directly related to OMIP wholesale broker-dealer and distribution activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

Management believes the Company will continue to receive financial support from OMUSH and OMCAP to allow the Company to meet its obligations as they become due and maintain its required net capital through at least January 1, 2011.

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

12b-1 service and distribution fees are accrued as earned.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any

losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost.

Depreciation on furniture, equipment, and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment and software is three years, while office equipment and furniture and fixtures is five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization for the year ended December 31, 2009 was $924,619.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes and uses the pro rata basis for federal income taxes. Under this method and basis, current and deferred income taxes are allocated to the Company based on the Company's relative contribution to OMUSH's consolidated income tax expense or benefit. Accordingly, the Company does not recognize alternative minimum tax payable or carryforward, net federal operating loss carryforwards, or other credit carryforwards that do not exist in OMUSH's consolidated tax return. As part of the tax sharing agreement with OMUSH, OMUSH has agreed to reimburse the Company, through the intercompany accounts and/or through capital contributions, for the impact of specific tax contingencies that are applicable to or generated by a specific OMUSH affiliate that are not assigned or attributed to other affiliates. The Company accounts for state income taxes on a separate return basis.

The need for a valuation allowance on federal deferred tax assets is assessed at the consolidated OMUSH level and allocated to the Company on a pro rata basis using those Company's deferred tax assets that require the valuation allowance. The Company does not record a valuation allowance for federal deferred tax assets unless one is recorded at the consolidated OMUSH level. The need for a valuation allowance on state deferred tax assets is assessed on a separate company basis. State deferred tax assets are reviewed to determine whether they are more likely than not to be realized and, if not, then valuation allowances are established to reduce deferred income tax assets to the amounts expected to be realized.

The net loss of the Company is included in the consolidated federal income tax return of OMUSH. The Company will not be compensated by OMUSH for the tax benefit (receivable from OMUSH) related to the use of the net loss in the consolidated federal income tax return that is used to offset income of other members of the group. Therefore, this tax benefit is shown as a return of capital as the tax benefit will not be paid by OMUSH to the Company.

(f) Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising costs were $514,179 in 2009.

(g) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMUSH and OMCAP intend to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements and meet its obligations at least through January 1, 2011. During 2009, OMCAP made cash contributions to the Company in the amount of $1,500,000 (note 4).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $2,234,515, which was $2,094,096 in excess of the minimum net capital required and a ratio of aggregate indebtedness to net capital of 0.94 to 1.

At December 31, 2009, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule) of the Act as it is a broker-dealer that deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

Certain payroll and other expenses directly related to the Company's wholesale broker-dealer and distribution activities are paid directly by OMCAP. When these expenses are paid by OMCAP, the Company records a payable to an affiliate. During 2009, the Company received $1,500,000 from OMCAP in cash and OMCAP forgave $7,011,536 in amounts payable to affiliates as a noncash capital contribution.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Prior to 2009, OMIP's sales organization marketed and sold Separately Managed Accounts (SMAs) on behalf of OMCAP. This marketing and sales operation ceased in 2009 along with the Company's Wealth Management Group working solely on the SMA business, which prior to 2009, was allocated to OMCAP.

(5) Income Taxes

The components of income tax benefit computed as if the Company was a separate taxpayer are as follows for the year ended December 31, 2009:

Current income tax benefit:		
Federal	$	(6,102,918)
State		—
Total current tax benefit		(6,102,918)
Deferred income tax expense:		
Federal		2,600,262
State		—
Total deferred tax expense		2,600,262
Total income tax benefit	$	(3,502,656)

The income tax benefit differs from the expected federal income tax rate of 35% for the following reasons for the year ended December 31, 2009:

Computed "expected" income tax benefit at statutory rate	$	(3,577,454)
Increase in income taxes resulting from:		
State income taxes, net of federal benefits		(411,723)
Increase in valuation allowance		411,723
Meals and entertainment		42,163
Other		32,635
Income tax benefit	$	(3,502,656)

At December 31, 2009, the Company has gross deferred tax assets as follows:

Deferred tax assets:		
Fixed assets	$	190,839
Accrued compensation and expenses		156,325
Federal net operating loss carryover		8,170,698
State net operating loss carryover		3,041,441
Total deferred tax asset		11,559,303
Less valuation allowance		(3,074,116)
Net deferred tax assets		8,485,187
Deferred tax liability:		
Voluntary deferred compensation		(29,257)
Total deferred tax liability		(29,257)
Net deferred tax asset	$	8,455,930

At December 31, 2009, the Company has a net deferred tax asset of $8,455,930. As a result of OMUSH not recording a valuation allowance at the consolidated level, no valuation allowance has been recorded on the net federal deferred tax assets as of December 31, 2009.

The Company has approximately $86.8 million of state net operating loss (NOL) carryovers as of December 31, 2009, which expire through 2028. At December 31, 2009, the Company has $32,675 in the state portion of deferred tax assets arising from temporary differences. Based on projections of future taxable income, management does not believe it is more likely than not that it will realize the benefit of state deferred tax assets. As such, a full valuation allowance has been recorded against state NOL carryovers and the state portion of deferred tax assets arising from temporary differences.

During 2009, the valuation allowance recorded by the Company increased by $411,723.

Effective January 1, 2009, the Company adopted the authoritative guidance under generally accepted accounting principles related to the accounting for uncertainty in income taxes. The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. Previously, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company has concluded that there was no impact related to uncertain tax positions on the results of operations of the Company for the year ended December 31, 2009. Adoption of the standard did not have a material impact on the Company's financial position and results of operations. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2006.

(Continued)

(6) Furniture, Equipment, and Leasehold Improvements

As of December 31, 2009, furniture, equipment, and leasehold improvements consist of the following:

Computer equipment	$	166,792
Accumulated depreciation and amortization		(164,485)
	$	2,307

(7) Lease Termination and Severance Charges

During 2009, the Company terminated certain employees related to the downsizing of the Company's Denver operations. The Company recorded a severance charge of $1,259,159 related to these terminations, which was primarily paid during 2009.

Related to this downsizing, the Company also vacated certain leased office space. As a result, the Company recorded charges during 2009 of $588,246 related to the accelerated amortization of certain leasehold improvements and other fixed assets and $165,819 related to future obligations for the vacated office space.

(8) Prepaid C Share Commissions – Dealer Advances and Prepaid Services

Certain of the Funds maintain a multiclass structure, whereby the participating funds offer traditional front-end load shares (Class A shares) and back-end load shares (Class C shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers of 1% on Class C shares. The participating Funds pay the Company distribution and service fees based on their net assets invested in Class C Shares, subject to annual renewal by the participating Funds' board of trustees. The distribution fees are 0.75% per annum for Class C shares. A service fee of 0.25% per annum is paid to the Company for Class C and Class A shares. In addition, the Company is paid a CDSC on Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at a rate of 1% for Class C shares. Class A shares over $1 million also have a 1% CDSC.

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as a contra-expense. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(Continued)

(9) Commitments and Contingencies

At this time, the Company does not have or is not aware of any pending litigation against the Company that would have a material impact on the Company's financial position or results of operations.

(10) Subsequent Event Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2010, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

Schedule I

OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2009

Net capital:		
Total stockholder's equity	$	12,553,191
Deduct nonallowable assets:		
Commissions receivable		33,799
Receivable from affiliates		1,435,903
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization		2,307
Prepaids and deposits		207,881
Deferred tax asset		8,455,930
		10,135,820
Other deductions:		
Fidelity bond deductible		200,000
Less fidelity bond deductible allowed (greater of $5,000 or 10% of highest minimum net capital required over the past 12 months)		17,935
Net excess fidelity bond deductible		182,065
Haircut on securities owned		791
Net capital	$	2,234,515
Aggregate indebtedness	$	2,106,297
Computation of basic net capital requirement:		
Minimum net capital required: 6⅔% of total aggregate indebtedness, but not less than $25,000	$	140,420
Excess of net capital over requirement	$	2,094,096
Excess of net capital at 1,000 percent		2,023,886
Excess of net capital at 1,500 percent		1,918,571
Ratio of aggregate indebtedness to net capital		0.94

There were no material differences between the Company's computation of net capital as reflected on the amended Form X-17 A-5, Part IIA and the above computation.

See accompanying report of independent registered public accounting firm.

Schedule II

OLD MUTUAL INVESTMENT PARTNERS

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2009

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2009, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule). Because of this exemption, the Company has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements of Old Mutual Investment Partners (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of trustees, management, the SEC, the Financial Industry Regulatory Agency, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 25, 2010

KPMG
KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Old Mutual Investment Partners:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Old Mutual Investment Partners and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Old Mutual Investment Partner's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Old Mutual Investment Partners management is responsible for the Old Mutual Investment Partner's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050875 FINRA DEC
OLD MUTUAL INVESTMENT PARTNERS 9*9
200 CLARENDON ST FL 53
BOSTON MA 02116-5055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,830.07)

7/23/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (2,680.07)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (2,680.07)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(2,680.07)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Old Mutual Investment Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of______________, 20_____

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,593,352

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,593,352

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3,593,352

2d. SIPC Net Operating Revenues $ Ø

2e. General Assessment @ .0025 $ 150.00

(to page 1 but not less than $150 minimum)